UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                   UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                         American Caresource Holdings, Inc.
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                                 (Name of Issuer)

                     Common Stock, par value $.001 per share
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                          (Title of Class of Securities)

                                 02505A 10 3
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                                 (CUSIP No.)

                                December 20, 2005
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            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ]  Rule 13d-1(d)

CUSIP No. 141653105

1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

Principal Financial Group, Inc.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [X]

(b)  [  ]

3.  SEC Use Only

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4.  Citizenship or Place of Organization

                        Delaware
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                                         5.  Sole Voting Power

                                                     0
                                         --------------------------------------

NUMBER OF                                6.  Shared Voting Power
SHARES
BENEFICIALLY                                      1,872,675
OWNED BY                                 --------------------------------------
EACH
REPORTING                                7.  Sole Dispositive Power
PERSON WITH
                                                     0
                                         --------------------------------------

                                         8.  Shared Dispositive Power

                                                  1,872,675
                                         --------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                   1,872,675
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10.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                [  ]

11.  Percent of Class Represented by Amount in Row (11)

                     15.1%
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                                       2

12.  Type of Reporting Person

                     HC
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1. Names of  Reporting  Persons,  I.R.S.  Identification  Nos. of above  persons
(entities only).

Principal Financial Services, Inc.
-------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [X]

(b)  [  ]

3.  SEC Use Only

-------------------------------------------------------------------------------

4.  Citizenship or Place of Organization

                                    Iowa
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                                        5.  Sole Voting Power

NUMBER OF                                            0
SHARES                                  ---------------------------------------
BENEFICIALLY
OWNED BY                                6.  Shared Voting Power
EACH
REPORTING                                          1,872,675
PERSON WITH                             ---------------------------------------

                                        7.  Sole Dispositive Power

                                                     0
                                        ---------------------------------------

                                        8.  Shared Dispositive Power

                                                  1,872,675
                                        ---------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,872,675
-------------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                            [  ]

11.  Percent of Class Represented by Amount in Row (11)

                           15.1%
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12.  Type of Reporting Person

                            HC
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1. Names of  Reporting  Persons,  I.R.S.  Identification  Nos. of above  persons
(entities only).

Principal Life Insurance Company
-------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [X]

(b)  [  ]

3.  SEC Use Only

-------------------------------------------------------------------------------

4.  Citizenship or Place of Organization

                                Iowa
-------------------------------------------------------------------------------

                                      5.  Sole Voting Power

                                                    0
                                      -----------------------------------------
NUMBER OF                             6.  Shared Voting Power
SHARES
BENEFICIALLY                                    1,872,675
OWNED BY                              -----------------------------------------
EACH
REPORTING                             7.  Sole Dispositive Power
PERSON WITH
                                                    0
                                      -----------------------------------------

                                      8.  Shared Dispositive Power

                                               1,872,675
                                      -----------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                       1,872,675
-------------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                          [  ]

11.  Percent of Class Represented by Amount in Row (11)

                          15.1%
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12.  Type of Reporting Person

                           IC
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ITEM 1.  ISSUER.

The issuer is American Caresource Holdings, Inc., whose principal offices are located at 8080 Tri-Star Drive, Suite 100, Irving, Texas 75063.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement relates to shares of Common Stock, par value $.001 per share, of American Caresource Holdings, Inc., CUSIP No. 02505A 10 3. This statement is being filed by: (i) Principal Financial Group, Inc. ("PFG"), (ii) Principal Financial Services, Inc. ("PFS") and Principal Life Insurance Company ("PLIC").

PFG is a corporation incorporated under the laws of the State of Delaware. Its common stock is publicly traded on the New York Stock Exchange under the ticker symbol PFG. PFG is a holding company. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

PFS, an Iowa corporation, is a wholly-owned subsidiary of PFG and a holding company. Its principal business and principal office is located at 711 High Street, Des Moines, Iowa 50392.

PLIC is a stock insurance company organized under the laws of the State of Iowa. The principal business activity of PLIC is the provision of products and services for businesses, groups and individuals including individual insurance, pension plans and group/employee benefits. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

By virtue of their ownership and control of PLIC, PFG and PFS have the ultimate voting and dispositive power with respect to the shares of American Caresource Holdings Common Stock held by PLIC and may be deemed indirect beneficial owners of all the shares of American Caresource Holdings Common Stock owned by PLIC within the meaning of Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the "Act").

ITEM 3.  NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)  Amount beneficially owned:      1,872,675       .

   (b)  Percent of class:        15.1                   .

   (c)  Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote               .

       (ii)  Shared power to vote or to direct the vote    1,872,675       .

       (iii) Sole power to dispose or to direct the disposition of          .

       (iv)  Shared power to dispose or to direct the disposition of 1,872,675 .

ITEM 5.  NOT APPLICABLE.

ITEM 6.  NOT APPLICABLE.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.


                              See Item 2.

ITEM 8.  SEE EXHIBIT A.

ITEM 9.  NOT APPLICABLE.

ITEM 10.  CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES


After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this
statement    is   true,    complete    and    correct.

December 29, 2005
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Date

PRINCIPAL FINANCIAL GROUP, INC.

By:   /s/ Joyce N. Hoffman
     -----------------------

        Joyce N. Hoffman

        Senior Vice President & Corporate Secretary
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Signature

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December 29, 2005
-------------------------------------------------------------------------------
Date

PRINCIPAL FINANCIAL SERVICES, INC.

By:   /s/ Joyce N. Hoffman
     -----------------------

        Joyce N. Hoffman

        Senior Vice President & Corporate Secretary
-------------------------------------------------------------------------------
Signature

-------------------------------------------------------------------------------

December 29, 2005
-------------------------------------------------------------------------------
Date

PRINCIPAL LIFE INSURANCE COMPANY

By:   /s/ Joyce N. Hoffman
     -----------------------

        Joyce N. Hoffman

        Senior Vice President & Corporate Secretary
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Signature

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Name/Title

                                EXHIBIT A

                        Joint Filing Agreement



     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other parties that the statement of Schedule 13G pertaining to certain securities of American Caresource Holdings, Inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

Dated:   December 29, 2005

                                        PRINCIPAL FINANCIAL GROUP, INC.



                                        By:      ______________________________

                                                 Joyce N. Hoffman

                                                 Senior Vice President &

                                                 Corporate Secretary



                                        PRINCIPAL FINANCIAL SERVICES,

                                        INC.

                                        By:      ______________________________

                                                 Joyce N. Hoffman

                                                 Senior Vice President &

                                                 Corporate Secretary

                                        PRINCIPAL LIFE INSURANCE

                                        COMPANY



                                        By:      ______________________________

                                                 Joyce N. Hoffman

                                                 Senior Vice President &

                                                 Corporate Secretary